AMENDMENT TO
AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2018, is to the Amended and Restated Investment Management Agreement made as May 1, 2014 (the “Agreement”) by and between TEMPLETON ASSET MANAGEMENT LTD., a U.S. registered investment adviser and a corporation organized under the laws of Singapore (the “Investment Manager”), and TEMPLETON DEVELOPING MARKETS TRUST (the “Trust”).

WITNESSETH:

WHEREAS, both the Investment Manager and the Trust wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on February 27, 2018.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4 of the Agreement is removed and replaced with the following:

(4)        The Trust agrees to pay to the Investment Manager a monthly fee in dollars, at the annual rate of the Trust’s daily net assets, as listed below, payable at the end of each calendar month:

1.05% up to and including $1 billion;

1.00% over $1 billion, up to and including $5 billion;

0.95% over $5 billion, up to and including $10 billion;

0.90% over $10 billion, up to and including $15 billion;

0.85% over $15 billion, up to and including $20 billion;

0.80% in excess of $20 billion.

            IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

TEMPLETON ASSET MANAGEMENT LTD.

By: /s/TEK-KHOAN ONG
      Tek-Khoan Ong
      Director

TEMPLETON DEVELOPING MARKETS TRUST

By: /s/LORI A. WEBER
      Lori A. Weber
      Vice President and Secretary